FORM 51-102F3
                             MATERIAL CHANGE REPORT

Item 1            Name and Address of Company

                  Vasogen Inc.
                  2505 Meadowvale Blvd
                  Mississauga, Ontario, L5N 5S2

Item 2            Date of Material Change

                  August 11, 2006

Item 3            News Release

                  A press release with respect to the material change described herein was issued on August 11, 2006, and filed on SEDAR.

Item 4            Summary of Material Change

                  Vasogen announced that it has filed an Amended and Restated Prospectus

Item 5            Full Description of Material Change

                  Vasogen Inc. announced that it has filed an amended and restated prospectus with the Ontario Securities Commission and the U.S. Securities and Exchange Commission (SEC) to increase by 30 million the number of common shares that may be sold by certain selling shareholders under the prospectus. The common shares may be issued in connection with the senior convertible notes issued in October 2005 by Vasogen Ireland Limited (VIL), a wholly owned subsidiary of Vasogen Inc. As of August 1, 2006, the outstanding principal amount owing under the notes was US$14.8 million. VIL may continue to repay the outstanding principal on a monthly basis over the remaining term of the notes in any combination of cash or common shares at its sole discretion, provided certain conditions are met. Given VIL's right to pay in cash and the potential fluctuation of the Company's share price, the number of shares actually issued may be significantly different from the number covered by the amended prospectus.

                  In addition, on August 11, 2006, Vasogen Inc. filed with applicable Canadian securities regulatory authorities on SEDAR its Report on Form 40-F previously filed with the SEC on EDGAR on February 21, 2006.

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Item 6            Reliance on subsection 7.1(2) or (3) of National Instrument
                  51-102

                  Confidentiality is not requested

Item 7            Omitted Information

                  Not applicable

Item 8            Executive Officer

                  For further information contact Paul Van Damme, Vice President, Finance and Chief Financial Officer of Vasogen Inc. at (905) 817-2008.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 14th day of August, 2006.

                                               VASOGEN INC.

                                               By: /s/ Paul J. Van Damme
                                                   ---------------------
                                               Name: Paul J. Van Damme
                                               Title:  Vice-President, Finance &
                                               Chief Financial Officer